Exhibit 99.1

LightInTheBox Announces Appointment of Officers

Beijing, China, August 6, 2020 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced the appointment of Ms. Wenyu Liu as Chief Growth Officer and Ms. Yuanjun Ye as Chief Financial Officer, effective today.

Ms. Wenyu Liu has years of experience in cross-border ecommerce and financial management. She joined the Company in December 2018, and was responsible for the operations of LightInTheBox’s in North America and of Ezbuy Singapore. From 2010 to 2018, Ms. Liu, one of the founders of Ezbuy, served as CEO of Ezbuy Singapore, and served as Acting Chief Financial Officer of the Company from March 2019 to July 2020. Ms. Liu obtained her bachelor’s degree from Nanyang Technological University in 2009 and her master’s degree from the National University of Singapore in 2011.

Ms. Yuanjun Ye has served as Finance VP in the Company since August 2019. Ms. Ye has approximately 18 years experience in financial management. Prior to joining the Company, Ms. Ye has worked in various companies and public accounting firm including Alibaba (NYSE: BABA), Trunkbow International Holdings Ltd.(NASDAQ: TBOW) and Deloitte Touche Tohmatsu. Ms. Ye obtained her bachelor’s degree from Guangdong University of Foreign Studies in Accounting. Ms. Ye is a certified public accountant in the State of Washington and is a member of the American Institution of Certified Public Accountants.

Mr. Jian He, CEO of LightInTheBox commented, “I would like to thank Ms. Liu for her commitment and contribution to the Company during her service as Acting Chief Financial Officer, and I am very pleased that she will continue to serve the Company as our Chief Growth Officer. In her new role, Ms. Liu will lead and execute our sustainable and long-term growth initiatives. With the shift in focus for Ms. Liu, we will further strengthen our ability to capitalize on a number of exciting opportunities and improve the overall execution of our growth strategy. At the same time, I would like to warmly welcome Ms. Ye on board in her new role as Chief Financial Officer. Ms. Ye brings in extensive leadership experience in financial management. I look forward to continuing to work closely with both of them in their respective new roles and I am confident that their extensive knowledge of both cross-border e-commerce and finance will contribute greatly to our business going forward.”

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com and other websites and mobile applications, which are available in 23 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email:  ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com